                                                                                    Seth K. Weiner
                                                                                    404-504-7664
                                                                                    skw@mmmlaw.com
                                                                                    www.mmmlaw.com

September 16, 2005

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Behringer Harvard Opportunity REIT I, Inc.
Request for Acceleration
File No. 333-120847

Ladies and Gentlemen:

On behalf of Behringer Harvard Opportunity REIT I, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-120847) under the Act to immediate effectiveness on Tuesday, September 20, 2005 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7664, David M. Calhoun, Esq. at (404) 504-7613, or Lauren B. Prevost, Esq. at (404) 504-7744.
                                    Sincerely,

                                    MORRIS, MANNING & MARTIN, LLP

                                    /s/ Seth K. Weiner

                                    Seth K. Weiner

cc:   Gerald J. Reihsen, III, Esq.
Michael McTiernan, Esq.
David M. Calhoun, Esq.
Lauren B. Prevost, Esq.

Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

September 16, 2005

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Behringer Harvard Opportunity REIT I, Inc.
Request for Acceleration
File No. 333-120847

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Behringer Harvard Opportunity REIT I, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-120847) to immediate effectiveness on Tuesday, September 20, 2005 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (214) 655-1600.

                                        Sincerely,

                                        Behringer Harvard Opportunity REIT I, Inc.

                                         /s/ Gerald J. Reihsen, III

                                        Gerald J. Reihsen, III
                                        Executive Vice President and Secretary

cc:   David M. Calhoun, Esq.
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.